RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(Unaudited)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which, in most respects, conform to the United States Generally Accepted Accounting Principles (“U.S. GAAP”).  These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements, the unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2009 and 2008, and the audited 2008 U.S. GAAP reconciliation.

The material differences to reconcile Canadian GAAP to U.S. GAAP are described below.

A.  (LOSS) EARNINGS AND (LOSS) EARNINGS PER SHARE (“EPS”)

	Reconciling items	3 months ended June 30		6 months ended June 30
Unaudited		2009	2008	2009	2008

Net (loss) earnings - Canadian GAAP		(6)	47	36	80
Amortization of pension transition adjustment, net of tax	IV	(2)	(2)	(3)	(4)
Amortization of change in fair value of stock-based compensation, net of tax	VI	-	-	2	-
Sale of minority interest in Kent Hills	VII	(1)	-	(1)	-
Net (loss) earnings - U.S. GAAP		(9)	45	34	76

Other comprehensive (loss) income, net of tax - Canadian GAAP		(63)	(228)	118	(368)
Employee future benefits	IV	16	10	8	(9)
Cash flow hedges	I	9	-	15	-
Comprehensive (loss) income - U.S. GAAP		(47)	(173)	175	(301)

Weighted average number of common shares outstanding in the period		198	199	198	200

Net (loss) earnings per share, basic and diluted - U.S. GAAP		(0.05)	0.23	0.17	0.38

The above table includes amounts related to non-controlling interest.

B.  BALANCE SHEET INFORMATION

		June 30, 2009		Dec. 31, 2008
Unaudited	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Property, plant and equipment, net	I	6,170	6,181	6,034	6,024
Other assets		76	76	30	25

Liabilities
Long-term debt		2,786	2,786	2,564	2,566
Deferred credits and other liabilities	IV	132	208	122	203
Net future or deferred income tax liabilities (including current portion)	I, II, IV, VI	411	391	359	331
Non-controlling interests	VIII	488	-	469	-

Equity
Contributed surplus	III, VI	-	132	-	132
Retained earnings	IV, VII	610	463	688	540
Accumulated other comprehensive income	I, III	179	149	61	7
Non-controlling interests	VIII	-	488	-	469

C.  ADJUSTMENTS AND RECONCILING ITEMS

I.  Cash Flow Hedges

Under Canadian GAAP, certain gains and losses on derivatives designated as cash flow hedges can be included in the carrying amount of the underlying hedged item. Under U.S. GAAP, these gains and losses must be reclassified to OCI.  In addition, amounts from cash flow hedges must be reclassified from OCI into net earnings in the same period during which the underlying hedged item affects net earnings.

II.  Income Taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP are as follows:

	June 30, 2009	Dec. 31, 2008

Future income tax liabilities (net) under Canadian GAAP	(411)	(359)
Start-up costs	-	3
Pensions	21	23
Cash flow hedges	(1)	2
Deferred income tax liabilities (net) under U.S. GAAP	(391)	(331)

Comprised of the following:

	June 30, 2009	Dec. 31, 2008

Current deferred income tax assets	6	3
Long-term deferred income tax assets	217	271
Current deferred income tax liabilities	(14)	(9)
Long-term deferred income tax liabilities	(600)	(596)
	(391)	(331)

 On Jan. 1, 2007, TransAlta adopted the Financial Accounting Standards Board (“FASB”) Interpretation 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109, Accounting for Income Taxes.  Unrecognized tax benefits decreased by $4 million for the six months ended June 30, 2009.  The total recorded as of June 30, 2009 is $116 million.  The reconciliation of unrecognized tax benefits to year end is as follows:

Balance, Dec. 31, 2007	135
Decrease as a result of tax positions taken during a prior period	(15)

Balance, Dec. 31, 2008	120
Increase as a result of tax positions taken during a prior period	3
Decrease as a result of tax positions taken during a prior period	(2)
Decrease as a result of settlements with taxation authorities	(5)
Balance, June 30, 2009	116

These unrecognized tax benefits, if recognized, would affect the effective tax rate. No material increase or decrease in unrecognized tax benefits is expected in the next 12 months.

The Corporation’s income tax filings are subject to audit examination by taxation authorities.  As at June 30, 2009, the tax years that remain subject to examination in major jurisdictions are: 1997 – 2007 in Canada, 2004 – 2007 in the U.S., 2001 – 2007 in Mexico, and 1995 – 2008 in Australia.

The Corporation’s accounting policy is to include interest and penalties as a component of income taxes.  The balance of interest and penalties was reduced by $2 million during the first six months of 2009.

III.  Contributed Surplus

In 1998, the Corporation transferred generation assets to one of its subsidiaries, TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen.  The fair value paid by TA Cogen for the assets exceeded their historical carrying values.  For Canadian GAAP, the Corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain on disposition.  As TA Power held an option to resell their interest in TA Cogen to the Corporation in 2018, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under U.S. Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the Corporation in 2018 causes the excess of the consideration paid by TA Power over the Corporation’s historical carrying value in these assets to be characterized as contributed surplus in 1998.  This amount of contributed surplus is reduced by the related tax effect.

IV.  Other Comprehensive Income (Loss)

The difference between AOCI under Canadian and U.S. GAAP is related to the adoption of Financial Accounting Standards (“SFAS”) No. 158 (“SFAS 158”), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R), and for adjustments as disclosed in reconciling item I.

The components of AOCI under U.S. GAAP were as follows:

	June 30, 2009	Dec. 31, 2008
Cumulative unrealized losses on translating self-sustaining foreign operations, net of hedges and tax	(38)	(7)
Cumulative unrealized gains on cash flow hedges, net of tax	226	61
Pensions, net of tax	(39)	(47)
Accumulated other comprehensive income	149	7

V.  Joint Ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the Corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures using the proportionate consolidation method.

VI.  Share-Based Payment - FAS 123(R)

Under U.S. GAAP, the Corporation is required to measure the cost of employee services received in exchange for an award of cash-settled instruments based on the current fair value of the award.  The fair value of the award will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the service period will be recognized as compensation expense over that period.  FAS 123(R) also requires that the adjusted fair value of these instruments be classified as a liability instrument rather than as an equity instrument.

VII.  Sale of Minority Interest - FAS 160(R)

During the second quarter of 2009, the Corporation sold 17 per cent of its Kent Hills project to Natural Forces Technologies Inc. and recorded a pre-tax gain of $1 million in accordance with Canadian GAAP.  FAS 160(R) requires that any difference between the fair value of the consideration received and the amount by which the non-controlling interest is adjusted should be recognized in equity attributable to the parent.  For the three months ended June 30, 2009, $1 million of other income has been reclassified and included in retained earnings.

VIII.  Current Accounting Changes

1. Accounting for Own-Share Lending Arrangements – Emerging Issues Task Force (“EITF”) Issue No. 09-1

On June 18, 2009, the FASB issued EITF Issue No. 09-1, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance. The EITF reached consensus that an entity is required to initially measure the share-lending arrangement at fair value and for it to be treated as an issuance cost, and to exclude the shares borrowed under the share-lending arrangement from basic and diluted EPS. This standard also requires the entity to record a loss in current earnings equal to the fair value of the shares outstanding less any recoveries if it becomes probable that the counterparty will default on the arrangement. The standard is effective for the Corporation for new share-lending arrangements entered into after June 15, 2009 and with retrospective application on all other share-lending arrangements outstanding at Dec. 31, 2009. Its implementation did not have an impact upon the unaudited interim consolidated financial statements.

2. Subsequent Events – FAS 165

On May 28, 2009, the FASB issued Statement No. 165, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This standard is effective for the Corporation at June 30, 2009. Disclosure that meets the requirement of this standard can be found in Note 23 of the unaudited interim consolidated financial statements.

3.  Fair Value of Financial Instruments Disclosures – FAS 107-1

On April 9, 2009, the FASB issued FASB Staff Position FAS 107-1, which requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This standard also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. This standard is effective for the Corporation at June 30, 2009. Disclosure that meets the requirement of this standard can be found in Note 3 of the unaudited interim consolidated financial statements.

4. Disclosure on Determining Fair Value When Market Value Declines – FSP FAS 157-4

On April 9, 2009, the FASB issued FASB Staff Position FAS 157-4, which provides guidance for estimating the fair value when the volume of activity for the asset or liability has significantly decreased. FAS 157-4 requires disclosure of any change in the valuation technique used to evaluate fair value when the volume has significantly decreased such as moving from a market approach to an income approach or moving to a multiple valuation technique. Additional guidance is provided to identify when a transaction is a forced liquidation or distressed sale. The standard is effective for the Corporation at June 30, 2009 and its implementation did not have a material impact upon the unaudited interim consolidated financial statements.

5. Recognition and Presentation of Other-Than-Temporary Impairments – FAS 115-2 and FAS 124-2

On April 9, 2009, the FASB issued FASB Staff Position FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, which provides guidance on estimating fair value when the volume and level of transaction activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability. This standard is effective for the Corporation at June 30, 2009 and its implementation did not have an impact upon the unaudited interim consolidated financial statements.

6.  Business Combinations – FAS 141(R)

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 141(R), Business Combinations – a replacement of FASB Statement No. 141.  The FASB and the IASB have developed common standards on Business Combinations.  These standards propose significant changes with respect to accounting for business combinations in consolidated financial statements.  The implementation of this standard did not have a material impact upon the unaudited interim consolidated financial statements.

7.  Non-Controlling Interests – FAS 160

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 160, Non-Controlling Interests in Consolidated Financial Statements (“FAS 160”) – an amendment of ARB No. 51, in conjunction with the IASB standards.  The FASB and the IASB have developed common standards on Non-Controlling Interests. Under FAS 160, non-controlling interests are required to be reported under equity rather than as a liability on the unaudited interim consolidated financial statements.  Disclosure required as a result of adopting this standard can be found in note B, Balance Sheet Information.

8.  Disclosures about Derivative Instruments and Hedging Activities – FAS 161

On Jan. 1, 2009, the Corporation adopted FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“FAS 161”) – an amendment of FASB Statement No. 133.  FAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Disclosure that meets the requirement of this standard can be found in Notes 4 and 5 of the unaudited interim consolidated financial statements.

9.  Determination of the Useful Life of Intangible Assets – FSP FAS 142-3

On Jan. 1, 2009, the Corporation adopted FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature.  The implementation of this standard did not have a material impact upon the unaudited interim consolidated financial statements.

10.  Issuer’s Measurement of Debt with a Third-party Credit Enhancement – EITF 08-5

On Jan, 1, 2009, the Corporation adopted EITF 08-5, Issuer’s Measurement of Debt with a Third-party Credit Enhancement. This EITF addresses that a separable third-party enhancement, such as a financial guarantee, should not be included in the fair value measurement of the liability. The implementation of this standard did not have a material impact upon the unaudited interim consolidated financial statements.

IX.  Future Changes in Accounting Standards

1.  Hierarchy of Generally Accepted Accounting Principles – FAS 168

On May 28, 2009, the FASB issued Statement of Financial Accounting Standards No. 168 as a replacement of FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles. This standard defines authoritative and non-authoritative generally accepted accounting principles. This standard will be effective for the Corporation at September 30, 2009. The implementation of this standard is not expected to have a material impact upon the consolidated financial statements.

2. Employer’s Disclosure about Pensions and Other Postretirement Benefits – FSP FAS 132(R)-1

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1 to provide increased disclosure on the assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 will be effective for the Corporation at Dec. 31, 2009.

The Corporation is currently assessing the impact of adopting the above standard on the consolidated financial statements.